Exhibit 99.3

CRONOS GROUP

# Cronos Group Inc.

(the "Company")

## VOTING INSTRUCTION FORM ("VIF")

Annual Meeting
Wednesday, June 19, 2019 at 10:00 a.m. (Toronto Time)
Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 4000,
Commerce Court West, Toronto
(the "Meeting")

«PartAcct_No»
«CUID»

**RECORD DATE:** May 13, 2019
**CONTROL NUMBER:** «CONTROL_NUMBER»
**SEQUENCE #:** «SEQUENCE_NUMBER» - «CUSIP»
**FILING DEADLINE FOR PROXY:** Monday, June 17, 2019 at 10:00 a.m. (Toronto Time)

| VOTING METHOD | |
|---|---|
| **INTERNET** | Go to www.voteproxyonline.com and enter the 12 digit control number above |
| **FACSIMILE** | 416-595-9593 |
| **MAIL or HAND DELIVERY** | TSX Trust Company<br>301 - 100 Adelaide Street West<br>Toronto, Ontario, M5H 4H1 |

The undersigned hereby appoints **Michael Gorenstein, Chairman, President & Chief Executive Officer** of the Company, or failing him, **Xiuming Shum, General Counsel & Corporate Secretary** of the Company (the "Management Nominees"), or instead of any of them, the following Appointee

*Please print appointee name*

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

«MAIL_SEQUENCE»
«Name»
«Add1»
«Add2»
«Add3»
«City», «Province» «Postal_Code»
«Country»

«Shares»
*«SEQUENCE_NUMBER»*

**- SEE VOTING GUIDELINES ON REVERSE -**

**RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES**

| 1. Election of Directors | FOR | WITHHOLD |
|---|---|---|
| a) Jason Adler | ☐ | ☐ |
| b) Kevin C. Crosthwaite, Jr. | ☐ | ☐ |
| c) Bronwen Evans | ☐ | ☐ |
| d) Murray R. Garnick | ☐ | ☐ |
| e) Bruce A. Gates | ☐ | ☐ |
| f) Michael Gorenstein | ☐ | ☐ |
| g) James Rudyk | ☐ | ☐ |

| 2. Appointment of Auditors | FOR | WITHHOLD |
|---|---|---|
| Appointment of **KPMG LLP** as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration. | ☐ | ☐ |

This VIF revokes and supersedes all earlier dated proxies and **MUST BE SIGNED**

*PLEASE PRINT NAME*

*Signature of registered owner(s)* *Date (MM/DD/YYYY)*

Voting Instructions - Guidelines and Conditions
The Company is providing you with the enclosed proxy-related materials for their security holder Meeting. Your name, address and information about your security holdings have been obtained in accordance with applicable securities regulations from the intermediary holding them on your behalf (which is identified by name, code or identifier in the information on the top right corner on the reverse). The Voting Instruction Form (‘‘VIF’’) is to enable your vote to be submitted on the stated matters. Please complete, sign, date and return the VIF. Unless you appoint yourself or a delegate to attend the Meeting and vote, your securities can be voted only by Management Nominees in accordance with your instructions.
We are prohibited from voting these securities on any of the matters to be acted upon at the Meeting without your specific voting instructions.
The completed VIF should be delivered to TSX Trust Company, in the envelope provided or by fax to 416-595-9593. Alternatively, if available, you may vote online at www.voteproxyonline.com. The matters to be voted on at the Meeting are set out on the reverse.
By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
THIS VOTING INSTRUCTION FORM MUST BE READ IN CONJUNCTION WITH THE MEETING MATERIAL. YOUR VOTING INSTRUCTIONS MUST BE RECEIVED NO LATER THAN THE DEADLINE SPECIFIED ON THE REVERSE IN THE UPPER LEFT SECTION OF THE VIF OR THE EQUIVALENT TIME BEFORE THE TIME AND DATE OF ANY ADJOURNMENT OR POSTPONEMENT OF THE MEETING.
Voting Instructions and Authority - Notes
1. If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendation highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.
2. The appointment of the Management Nominees or another Appointee gives them discretion to vote on any other matters that may properly come before the Meeting.
3. If internet voting is available, you can provide your voting instructions on the website noted on the reverse.
4. To be valid, this VIF must be signed. Please date the VIF. If the VIF is not dated, it is deemed to bear the date of mailing to the security holders of the Company.
5. This form does not convey any right to vote in person at the Meeting. We urge you to read the above instructions, and the Information Circular prior to completing, signing and returning the VIF so that your securities can be voted.
6. Guidelines for proper execution of the proxy/VIF are available at www.stac.ca. Please refer to the Proxy Protocol.
For assistance, please contact TSX Trust Company. Mail: TSX Trust Company
301 - 100 Adelaide Street West Toronto, ON
M5H 4H1
Telephone: 416-361-0930 or 1-866-600-5869 Facsimile: 416-595-9593
Email: TMXEInvestorServices@tmx.com
www.tsxtrust.com
VANCOUVER CALGARY TORONTO MONTRÉAL
Appointing yourself or someone else to vote your securities
If you want to attend the Meeting and vote in person at the Meeting or appoint another person to do so, write your name or the name of the person attending the Meeting in the space labeled “Please print appointee name” on the VIF and return it. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. When you or your Appointee arrives at the Meeting, they should give their name to the scrutineers and state that they are a proxy appointee. The Appointee must attend the Meeting in order for your securities to be voted
Request for Financial Statements
In accordance with securities regulations, security holders may elect to receive Annual Financial Statements, Interim Financial Statements and MD&As.
Instead of receiving the financial statements by mail, you may choose to view these documents on SEDAR at www.sedar.com.
I am currently a security holder of the Company and as such request the following:
Annual Financial Statements with MD&A
Interim Financial Statements with MD&A
If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions.
If the cut-off time has passed, please fax this side to 416-595-9593
«Name» «Add1» «Add2» «Add3»
«City», «Province» «Postal_Code» «Country»
Check this box if you wish to receive the selected financial statements electronically and print your email address below
E-mail (optional)
By providing my email address, I hereby acknowledge and consent to all provisions outlined in the following: https://www.voteproxyonline.com/equity/fsred.pdf
Cronos Group Inc. 2019